UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No.     )*

Myovant Sciences Ltd.

(Name of Issuer)

Common shares, $0.000017727 par value per share

(Title of Class of Securities)

G637AM102

(CUSIP Number)

December 31, 2016

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☐	Rule 13d-1(c)
☒	Rule 13d-1(d)

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No.: G637AM102

(1)	Names of Reporting Persons Dexxon Holdings Ltd.

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 0

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 37,231,342

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,231,342

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 61.8%(1)

(12)	Type of Reporting Person (See Instructions) CO

(1)	All share percentage calculations in this Schedule 13G are based on 60,249,139 common shares, $0.000017727 par value per share (the “Common Shares”), of Myovant Sciences Ltd. (the “Issuer”) outstanding as of December 8, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

CUSIP No.: G637AM102

(1)	Names of Reporting Persons Dan Oren

(2)	Check the Appropriate Box if a Member of a Group (See Instructions)
(a) ☐
(b) ☐

(3)	SEC Use Only

(4)	Citizenship or Place of Organization Israel

Number of Shares Beneficially Owned by Each Reporting Person With	(5) Sole Voting Power 0

(6) Shared Voting Power 0

(7) Sole Dispositive Power 0

(8) Shared Dispositive Power 37,231,342

(9)	Aggregate Amount Beneficially Owned by Each Reporting Person 37,231,342

(10)	Check Box if the Aggregate Amount in Row (9) Excludes Certain Shares (See Instructions) ☐

(11)	Percent of Class Represented by Amount in Row (9) 61.8%(2)

(12)	Type of Reporting Person (See Instructions) IN

(2)	All share percentage calculations in this Schedule 13G are based on 60,249,139 Common Shares of the Issuer outstanding as of December 8, 2016, as reported on the Issuer’s quarterly report on Form 10-Q for the quarterly period ended September 30, 2016, filed with the Securities and Exchange Commission on December 9, 2016.

Item1 (a).	Name of Issuer.

The name of the issuer is Myovant Sciences Ltd. (the “Issuer”).

Item 1(b).	Address of Issuer’s Principal Executive Offices.

The Issuer’s principal executive offices are located at 20-22 Bedford Row, London WC1R 4JS, United Kingdom.

Item 2(a).	Name of Person Filing.

This Schedule 13G is filed on behalf of Dexxon Holdings Ltd. (“Dexxon”) and Dan Oren (each a “Reporting Person” and together, the “Reporting Persons”).

Item 2(b).	Address of Principal Business Office or, if none, Residence.

The principal business address of each of the Reporting Persons is 1 Dexcel Street, Or Akiva, 30600000, Israel.

Item 2(c).	Citizenship.

Dexxon is incorporated under the laws of Israel. Dan Oren is an Israeli citizen.

Item 2(d).	Title of Class of Securities.

This Schedule 13G relates to common shares, $0.000017727 par value per common share, of the Issuer.

Item 2(e).	CUSIP No.

The CUSIP number of the Issuer is G637AM102.

Item 3.

Not applicable.

Item 4.	Ownership.

The information required by Items 4(a)-(c) is set forth in Rows (5)-(11) of the cover page for each Reporting Person. The Reporting Persons do not directly own any Common Shares. The Common Shares are owned directly by Roivant Sciences Ltd. (“Roivant”). Dexxon is a shareholder of Roivant and Roivant’s bye-laws provide that Dexxon, voting unanimously with two other major shareholders of Roivant, has the right to override certain decisions of the Board of Directors of Roivant, including with respect to dispositions of Common Shares. Accordingly, Dexxon may be deemed to have shared dispositive power, and therefore, beneficial ownership, over the Common Shares owned directly by Roivant.

Voting and dispositive decisions of Dexxon are made by its sole director, Dan Oren. Dan Oren is the sole shareholder of Dexxon. Accordingly, Dan Oren may be deemed to have investment control over the Common Shares owned directly by Roivant.

The filing of this statement should not be deemed an admission that the Reporting Persons are, for the purposes of Section 13(d) or (g) of the Act, the beneficial owners of any securities covered by this statement.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities check the following: ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Not applicable.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

Not applicable.

Exhibits

1. Joint Filing Agreement, dated the date hereof, between the Reporting Persons.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

DATE: February 12, 2017

/s/ Dan Oren
Dan Oren

DEXXON HOLDINGS LTD.

By:	/s/ Dan Oren
Name: Dan Oren
Title: Director